

December 5, 2017

Sandip Kapadia
Chief Financial Officer
Intercept Pharmaceuticals, Inc.
450 West 15th Street
Suite 505
New York, NY 10011

> **Re: Intercept Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-35668**

Dear Mr. Kapadia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements
10. Long-Term Debt, page F-19

1. You disclose on page 89 that you may be required to repurchase your convertible notes for cash if you undergo a fundamental change, and that the convertible notes may become due and payable under certain events of bankruptcy, insolvency or reorganization. Please provide us with your analysis of the applicable accounting guidance supporting your classification of the equity component of the notes as equity. Explain your consideration of ASC 815-40-25-7 and ASC 815-40-55-2 in this analysis.

2.   Please provide us with your analysis of the applicable accounting literature supporting your accounting treatment including recognition, measurement (initial and subsequent) and classification of the capped call transactions.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance